UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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SUBMITTED HEREWITH
Exhibit
99.1	News Release dated August 9, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: August 9, 2006

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO

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INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8

Telephone: (604) 733-5400 Fax: (604) 734-8300

From NA: 1-800-838-8090 Luxembourg: 800-2988 France and Monaco: 0800-903650

Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX-V: IHI OTCBB: IHITF

NEWS RELEASE
Wednesday August 9, 2006
IHI Awarded Contracts for Oil Sands Projects Valued at C$25 million

Vancouver, British Columbia - Wednesday August 9, 2006, 6:30 am PST

International Hi-Tech Industries Inc. (IHI) (TSX-V:IHI; OTCBB:IHITF)

IHI is pleased to announce that it has been awarded contracts for various design-build projects for a leading participant in the oil sands industry in Northern Alberta, Canada. Contracts were awarded to IHI for all of the bids in which it participated.

"We are especially pleased to have been awarded these contracts so that we can demonstrate the attractiveness of our innovative building technology in Northern Alberta Canada, where one of the world's largest construction contracts is underway," said President Roger Rached.

The contracts, valued at over $25 million, consist of: a design-build, Blast Resistant Plant Offices Building; Main Warehouse Facilities, covering a Heavy-Load High Ceiling Main Warehouse; Cold-Storage Building; Explosion Resistant Chemical Building; a Lay Down Area; and, most importantly, a unique two storey Skills Development Centre.

The projects, which will be completed under the supervision of IHI, will be delivered to IHI's client, on a turnkey basis, between December 2006 and May 2007. IHI has negotiated and posted the necessary delivery guarantees to the satisfaction of its client.

IHI has started the permit, design and shop drawings processes, utilizing newly advanced manufacturing details to optimize its current manufacturing capabilities. IHI has increased its staff and production personnel by approximately 35% over the last two weeks and plans to ultimately increase those staffing levels by up to 200% over the next three months.

IHI is very proud that its superior structure system is not only adaptable to difficult construction settings and requirements, but is also cost effective. IHI believes that these two attributes were recognized by its client in connection with the decision to award the contracts to IHI.

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building technology in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's building technology, which is held under a licence, has attracted interest from more than 65 different countries worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT & CEO

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THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:

Telephone: 604-733-5400

Fax: 604-734-8300

Email: info@ihi.ca

This release contains forward-looking statements. These statements are based on certain factors and assumptions, including, but not limited to, the design-build contracts awarded to IHI, as discussed above. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements including, but not limited to, the successful completion of such contracts. Readers should not place undue reliance on the forward-looking statements, which reflect the management's view only as of the date hereof. IHI undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.